UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arowana Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G05011138
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.        G05011138

1	Names of Reporting Persons

Polar Asset Management Partners Inc. (f/k/a Polar Securities Inc.)
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Canada
	5	Sole Voting Power

		1,467,712

Number of	6	Shared Voting Power
Shares
Beneficially
Owned by Each
Reporting Person	7	Sole Dispositive Power
With:
		1,467,712

	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,467,712

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11	Percent of class represented by amount in row (9)

13.52%

12	Type of Reporting Person (See Instructions)

IA

SCHEDULE 13G

CUSIP No.        G05011138

This Amendment No. 1 (this “Amendment) amends the statement on Schedule 13G filed on May 11, 2015 (the “Schedule” 13G”) with respect to the Shares as defined below of the Company. Capitalized terms not otherwise defined in the Amendment have the meanings set forth in the Schedule 13G.

Item 1.

(a)	Name of Issuer:

The name of the issuer is Arowana Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at Level 11, 153 Walker Street, North Sydney, NSW 2060, Australia.

Item 2.

(a)	Name of Person Filing:

This statement is filed by Polar Asset Management Inc., a company incorporated under the laws on Ontario, Canada, serving as investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company, (“PMSMF”), with respect to the Shares (as defined below) directly held by PMSMF.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Reporting Person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(c)	Citizenship:

The citizenship of the Reporting Person is Canada

(d)	Title and Class of Securities:

Ordinary shares, par value $0.0001 per share (the “Shares”)

CUSIP No.:

The Shares have no CUSIP number. The CINS number for the Shares is G05011138.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

SCHEDULE 13G

CUSIP No.        G05011138

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager registered with the Ontario Securities Commission and a broker-dealer registered with the Investment Industry Regulatory Organization of Canada.

Item 4.	Ownership

The percentages used herein are calculated based upon the Company’s 10-Q filed October 19, 2015 for quarter ended August 31, 2015 which reported 10,859,000 Shares to be outstanding as of October 19, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

PMSMF has the right or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

SCHEDULE 13G

CUSIP No.        G05011138

Item 10.      Certifications.

By signing below the Reporting Peron certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to investment fund managers and broker-dealers are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G

CUSIP No.        G05011138

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2016

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Robyn Schultz
Name: Robyn Schultz
Title: Chief Compliance Officer